Mail Stop 4561

September 29, 2008

Mr. Douglas P. Martin
President and Chairman
Medical Makeover Corporation of America
500 Australia Avenue South. Suite 700
West Palm Beach, FL 33401

      Re: Medical Makeover Corporation of America
              Form 10-KSB and Form 10-KSB/A for the
              Fiscal Year Ended December 31, 2007
              File no. 000-30621

Dear Mr. Martin:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

                              Sincerely,

                              Christine Davis
                              Assistant Chief Accountant